EXHIBIT 99.1

On December 21, 2022, the annual general meeting of shareholders (“AGM”) of Sono Group N.V. (the “Company”) voted to appoint Arnd Schwierholz as a member of the supervisory board of the Company from the date of the AGM, i.e., December 21, 2022, for a period ending at the end of the AGM to be held in 2026.

Mr. Schwierholz has been appointed as member of the Company’s audit committee and the Company’s nomination and corporate governance committee.

Arnd Schwierholz will receive compensation for his services as a member of the supervisory board consistent with the compensation package approved by the Company’s general meeting of shareholders.

Mr. Schwierholz (age 52) currently works as an investment advisor at Iconical. Previously, Mr. Schwierholz, among others, occupied the position of chief financial officer of FlixBus and prior to that, he was chief financial officer of Air Berlin. He currently serves as a board member for Starship Technologies Inc.

Mr. Schwierholz does not hold any shares in the Company's share capital.